Blue Chip Investor Funds

April 28, 2022

Ken Ellington Staff Accountant U.S. Securities and Exchange Commission Division of Investment Management, Disclosure Review and Accounting Office 100 F. Street, N.E. Washington, DC 20549
Re:	Blue Chip Investor Funds (the "Trust”); File Nos. 811-10571 and 333-73104

Dear Mr. Ellington:

Please find below the Trust’s responses to oral comments from the staff received on April 4, 2022 on the Trust's Annual Report to Shareholders for the period ended December 31, 2021 (the "Report") related to the Blue Chip Investor Fund (the “Fund”). For your convenience, I have summarized the staff’s comments.

1.       Comment: The sum of the total individual holdings that are over 5% appears to exceed 50% of the total assets. Please confirm that the fund is in compliance with IRS diversification rules for tax purposes.

Response: The Fund is in compliance with IRS diversification rules for tax purposes.

2.       Comment: Please update item 4D in the N-CSR Certification to remove the reference to “second fiscal quarter” and file and amended N-CSR.

Response: The Registrant will update item 4D in the N-CSR Certification and file and amended N-CSR.

3.       Comment: The Staff noted a significant ownership of the Fund in one account. Please explain how large shareholder risk is disclosed in the prospectus.

Response: We have reviewed the makeup of the Fund’s shareholders and the liquidity of the portfolio and do not believe any additional disclosure is necessary in the prospectus.

4.       Comment: The Staff noted a significant percentage of Fund in Berkshire Hathaway. The most recent prospectus does not have a principal risk for investing in Berkshire Hathaway. Please explain why.

Response: The Registrant notes that the “Risk of Non-Diversification” is presently disclosed as “The Fund is non-diversified, which means that it has the ability to take larger positions in a smaller number of securities than a portfolio that is “diversified.” Non-diversification increases the risk that the value of the Fund could go down because of the poor performance of a single investment,” which the Registrant believes captures the risk of an investment such as Berkshire Hathaway. Furthermore, the Registrant notes that a specific reference to Berkshire Hathaway would be rendered irrelevant and misleading if the investment were sold. Berkshire Hathaway shares have appreciated significantly since their purchase more than fifteen years ago. Additionally, Berkshire Hathaway is a diversified holding company.

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If you have any questions or additional comments, please call the undersigned at 619-588-9700.

Respectfully,

/s/Jeffrey Provence

Jeffrey Provence

Treasurer, Blue Chip Investor Funds